January 11, 2013

Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fibrocell Science, Inc. (the “Company”)
Registration Statement on Form S-3
Filed December 13, 2012
File No. 333-185463

Dear Mr. Riedler:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated January 7, 2013. For your convenience, we have repeated the comment prior to the response in italics.

Simultaneous with this letter, we have filed through EDGAR with the Commission a complete copy of Amendment No. 1 to the Registration Statement on Form S-3 for the Company (the “Amended S-3”). The Amended S-3 incorporates changes responsive to the comments set forth in the Commission’s letter. All references to page numbers in our discussion below each heading are to the pages in the Amended S-3. The references to page numbers in the headings are to the original Registration Statement on Form S-3.

Registration Statement on Form S-3

1.	Please revise your disclosure throughout the filing to indicate the total number of shares that are being registered and offered pursuant to each of the two registration statements filed on December 13, 2012 (in addition to the instant registration statement, File No. 333-185466) and the four registration statements filed on September 7, 2012 (File Nos. 333-183791, 333-183792, 333-183793 and 333-183794) in the aggregate.

The Company has added the following disclosure to the end of the section “Prospectus Summary” on page 1 of the prospectus in the Amended S-3:

“Recently Filed Registration Statements

On September 7, 2012, we filed registration statements, which registration statements became effective on November 20, 2012, registering:

•	36,564,000 shares of common stock issued upon conversion of our Series E Preferred Stock pursuant to a Form S-1 registration statement (File No. 333-183791);

•	3,067,992 additional shares of common stock underlying the warrants issued in connection with our Series A Offering pursuant to a Form S-1 registration statement (File No. 333-183792);

•	9,196,766 additional shares of common stock underlying the warrants issued in connection with our Series B Offering pursuant to a Form S-1 registration statement (File No. 333-183793); and

•	14,202,000 additional shares of common stock underlying the warrants issued in connection with our Series D Offering pursuant to a Form S-1 registration statement (File No. 333-183794).

Concurrently with the registration statement of which this prospectus is a part, we are registering:

•	250,000,000 shares of common stock pursuant to a Form S-3 registration statement (File No. 333-185466).”

Prospectus Summary, page 1

2.	Please expand your disclosure in this section to disclose the aggregate number of shares that could be issued under all existing conversion rights and pursuant to all outstanding options or warrants, the number of such shares in the aggregate registered for resale, and the potential adverse effects on the market that may result upon exercise of all such right and/or resale of all such shares.

The Company has added the following disclosure to the end of the section “Prospectus Summary” on page 1 of the prospectus in the Amended S-3:

“We are currently authorized to issue 1,100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of January 1, 2013, we had 656,747,606 shares of our common stock outstanding. In addition, we had 14,050,625 shares of common stock underlying outstanding options and 153,299,028 shares of common stock underlying outstanding warrants. In connection with the private offering we completed in October 2012, all of the shares of our Series D Preferred Stock and Series E Preferred Stock were converted into common stock. As a result, there are no shares of preferred stock outstanding. Of the foregoing shares, we have registered or are in the process of registering the resale of a total of 118,183,909 shares underlying warrants under this and other registration statements. The additional shares of our common stock to be issued in the future upon the exercise of warrants could cause the market price of our common stock to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities.”

Selling Security Holders, page 6

3.

Please refer to each of the two registration statements filed on December 13, 2012 (in addition to the instant registration statement, File No. 333-185466) and the four registration statements filed on September 7, 2012 (File Nos. 333-183791, 333-183792,

333-183793 and 333-183794). Please expand your disclosure to add a separate table which identifies Selling Stockholders that will register shares for resale pursuant to two or more registration statements and indicates the total number of shares to be offered for resale in the aggregate and the resulting approximate percentage of shares to be owned after the offering assuming resale of the aggregate amount to be offered.

The Company has added the following table at the end of the section “Selling Security Holders” on page 17 of the prospectus in the Amended S-3:

“On September 7, 2012, we filed registration statements, which registration statements became effective on November 20, 2012, registering:

•	36,564,000 shares of common stock issued upon conversion of our Series E Preferred Stock pursuant to a Form S-1 registration statement (File No. 333-183791);

•	3,067,992 additional shares of common stock underlying the warrants issued in connection with our Series A Offering pursuant to a Form S-1 registration statement (File No. 333-183792);

•	9,196,766 additional shares of common stock underlying the warrants issued in connection with our Series B Offering pursuant to a Form S-1 registration statement (File No. 333-183793); and

•	14,202,000 additional shares of common stock underlying the warrants issued in connection with our Series D Offering pursuant to a Form S-1 registration statement (File No. 333-183794).

Concurrently with the registration statement of which this prospectus is a part, we are also registering:

•	250,000,000 shares of common stock pursuant to a Form S-3 registration statement (File No. 333-185466).

The following is a list of the selling security holders that hold shares registered for resale pursuant to two or more of the aforementioned registration statements, the amount of shares being registered pursuant to each registration statement, the total number of shares to be offered for resale in the aggregate and the resulting approximate percentage of shares to be owned after the offering assuming resale of the aggregate amount to be offered under all of the registration statements.

Name of Selling Stockholder	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-183792	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-183793	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-183794	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-183791	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-185463	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-185466	Total Number of Shares To Be Offered for Resale in the Aggregate	Percentage of Shares to be Owned After the Offering Assuming Resale of the Aggregate Amount to be Offered

Gerald Keith Bowen	0	0	0	40,000	40,000	100,000	180,000	*

Jes Johansen	0	0	0	100,000	100,000	0	200,000	*

Harold V. Johnson	0	0	0	100,000	100,000	100,000	300,000	*

Philip J. Latham	0	0	0	60,000	60,000	0	120,000	0%

David R. Mapes	0	0	0	40,000	40,000	0	80,000	*

Michael McAvoy	0	0	0	100,000	100,000	0	200,000	*

Frank Perkins Miller	0	0	0	100,000	100,000	0	200,000	*

Motel Fronts, Inc.				100,000	100,000	150,000	350,000	*

David Nelson	0	0	0	100,000	100,000	4,250,000	4,450,000	*

Debra K. Nelson Trust, Debra K. Nelson TTEE	0	0	0	200,000	200,000	1,000,000	1,400,000	*

John B. Nicholson	0	0	0	400,000	400,000	0	800,000	0%

Raymond J. Peers	0	0	0	140,000	140,000	0	280,000	*

Frank and Elena Purritano, JTWROS	0	0	0	400,000	400,000	0	800,000	*

Sharedell Pty Ltd/ATF Sharedell Investment Trust	0	0	0	800,000	800,000	1,000,000	2,600,000	*

Leslie Henry Anderton Sharp and Janice Anne Sharp, JTWROS	0	0	0	400,000	400,000	0	800,000	*

Christopher Spring	0	0	0	300,000	300,000	250,000	850,000	*

Michael Trezza	0	0	0	100,000	100,000	0	200,000	0%

Roy Whitehead	0	0	0	380,000	380,000	0	760,000	0%

Alice Jane Wickham	0	0	0	160,000	160,000	100,000	420,000	*

William E. Russell	0	0	0	600,000	600,000	0	1,200,000	0%

Robert Chicoine, Jr.	0	0	0	100,000	100,000	0	200,000	0%

Robert N. Clark	0	0	0	100,000	100,000	0	200,000	0%

Michael R. Hearne	0	0	0	40,000	40,000	100,000	180,000	*

Matthew P. Clement	0	0	0	400,000	400,000	0	800,000	0%

George Greene	0	0	0	40,000	40,000	0	80,000	0%

Han Group Solutions, LLC	0	0	0	320,000	320,000	0	640,000	*

Jack S. Jacobsen	0	0	0	160,000	160,000	400,000	720,000	0%

Raylan Loggins	0	0	0	40,000	40,000	100,000	180,000	0%

Szoc Family Revocable Trust, Kenneth & Doris Szoc TTEE	0	0	0	100,000	100,000	0	200,000	0%

Russell Bratsch	0	0	0	100,000	100,000	0	200,000	*

Ian Greig	0	0	0	200,000	200,000	800,000	1,200,000	0%

Chris James and Vanessa James JTWROS	0	0	0	40,000	40,000	0	80,000	*

Donald A. Rosebush and Mary Hunt, JTWROS	0	0	0	116,000	116,000	0	232,000	0%

Joseph Rossi, Jr.	0	0	0	100,000	100,000	150,000	350,000	0%

Mary Ann Schaefer	0	0	0	400,000	400,000	0	800,000	0%

Paul Tolchin	0	0	0	40,000	40,000	0	80,000	0%

Herbert Lovens and Jonah Lovens, JTWROS	0	0	0	100,000	100,000	0	200,000	0%

Lawrence Monaldo	0	0	0	100,000	100,000	100,000	300,000	0%

Victor A. Scaravilli and Diann Scaravilli, JTWROS	0	0	0	100,000	100,000	100,000	300,000	0%

Joseph T. Biernacki	0	0	0	120,000	120,000	0	240,000	0%

Donald Crowley	0	0	0	400,000	400,000	0	800,000	*

Richard Frank	0	0	0	200,000	200,000	0	400,000	0%

Dinesh Kotecha	0	0	0	100,000	100,000	0	200,000	*

Robert Atkinson	0	0	0	200,000	200,000	0	400,000	*

James Michael Sweeney	0	0	0	100,000	100,000	100,000	300,000	*

Francois Lemaigre	0	0	0	800,000	800,000	2,500,000	4,100,000	*

Walter A. Fazler	0	0	0	200,000	200,000	0	400,000	0%

Marc B. Mazur	0	0	0	100,000	100,000	0	200,000	*

Quentin T. Kramer	0	0	0	100,000	100,000	300,000	500,000	0%

Daniel Francati	0	0	0	60,000	60,000	0	120,000	0%

Richard Haugen	0	0	0	100,000	100,000	0	200,000	0%

Selvarajah Sriharan	0	0	0	120,000	120,000	0	240,000	0%

Thomas Kitchens	0	0	0	60,000	60,000	0	120,000	0%

Craig Messimer	0	0	0	40,000	40,000	0	80,000	0%

Jeffrey Fazler	0	0	0	200,000	200,000	0	400,000	0%

James Renaud	0	0	0	100,000	100,000	0	200,000	0%

John Zentgraf	0	0	0	200,000	200,000	0	400,000	0%

Bruce Zimmer	0	0	0	120,000	120,000	250,000	490,000	0%

Brunner Family Trust, Christopher Brunner and Laura Brunner TTEE	0	0	0	200,000	200,000	0	400,000	0%

Danny C. Carty	0	0	0	596,000	596,000	0	1,192,000	0%

Robert Dolezal	0	0	0	100,000	100,000	0	200,000	0%

John Steward	0	0	0	80,000	80,000	0	160,000	*

Ronald Globus	0	0	0	40,000	40,000	0	80,000	0%

Richard Thomas	0	0	0	148,000	148,000	100,000	396,000	*

Dan Boyle	0	0	0	40,000	40,000	0	80,000	*

Philip W. Faucette, II	0	0	0	60,000	60,000	0	120,000	0%

James P. McQuillan	0	0	0	80,000	80,000	0	160,000	0%

Mark Christiana	0	0	0	120,000	120,000	250,000	490,000	*

Delaware Charter Tax ID #51-0099493 FBO George P. Bankcroft IRA #76296918 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha, NE 68114	0	0	0	80,000	80,000	0	160,000	*

Delaware Charter Tax ID #51-0099493 FBO Myron A. Denison Roth IRA #82166344 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha, NE 68114	0	0	0	40,000	40,000	0	80,000	0%

Delaware Charter Tax ID #51-0099493 FBO Mark V. Reed IRA #34367014 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha, NE 68114	0	0	0	200,000	200,000	0	400,000	0%

Terry Overholser	0	0	0	400,000	400,000	0	800,000	0%

Nicholas A. Muegge	0	0	0	200,000	200,000	0	400,000	0%

Elizabeth Browning and Paul Roessel, JTWROS	0	0	0	400,000	400,000	0	800,000	*

James Doody	0	0	0	100,000	100,000	250,000		450,000	*

Timothy Jaccard	0	0	0	40,000	40,000	100,000		180,000	*

Kenneth S. Wyvill, Jr. and Patricia N. Wyvill, JTWROS	0	0	0	40,000	40,000	0		80,000	0%

Daniel Abbate and Melissa M. Abbate, JTWROS	0	0	0	80,000	80,000	0		160,000	0%

Michael Bannister	0	0	0	400,000	400,000	0		800,000	0%

Mike and Terry Desautels, JTWROS	0	0	0	40,000	40,000	0		80,000	0%

Renee Sisca and Samantha Sisca, JTWROS	0	0	0	80,000	80,000	0		160,000	0%

Jean T. Walsh	0	0	0	100,000	100,000	0		200,000	0%

Daniel E. Bush Revocable Trust, Daniel E. Bush and Sue A. Bush TTEE	0	0	0	100,000	100,000	0		200,000	*

Earl Thomas Coyle	0	0	0	40,000	40,000	0		80,000	0%

Northern Bottling Company, Inc.	0	0	0	2,400,000	2,400,000	9,000,000	(1)	13,800,000	0%

Barry Pender	0	0	0	40,000	40,000	0		80,000	0%

Delaware Charter Tax ID #51-0099493 FBO Alexandr Zolotuskiy SEP IRA #41217212 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha, NE 68114	0	0	0	120,000	120,000	100,000	(2)	340,000	*

Kevin Keane	0	0	0	120,000	120,000	0		240,000	0%

Araconory Pty Ltd ATF Brosnan Family Trust	0	0	0	40,000	40,000	0		80,000	0%

Brian Joseph Walsh and Ellen Sue Walsh	0	0	0	1,400,000	1,400,000	0		2,800,000	0%

Zachary Muegge	0	0	0	200,000	200,000	0		400,000	0%

Russell Thomas Boyle, Jr.	0	0	0	400,000	400,000	0		800,000	0%

Adriaan Klomp	0	0	0	100,000	100,000	0		200,000	0%

Michael Schummers	0	0	0	200,000	200,000	0		400,000	0%

Ellen S. and Kelli C. Walsh, JTWROS	0	0	0	200,000	200,000	0		400,000	0%

Ellen S. and Kevin J. Walsh	0	0	0	200,000	200,000	0	400,000	0%

Ellen S. and Kristin M. Walsh	0	0	0	200,000	200,000	0	400,000	0%

Marilyn Knight	0	0	0	240,000	240,000	0	480,000	0%

William Megee	0	0	0	200,000	200,000	0	400,000	0%

Nolan Heil Holdings, LLC	0	0	0	100,000	100,000	0	200,000	0%

Max Miethe	0	0	0	648,000	648,000	0	1,296,000	0%

Timothy Paradise	0	0	0	400,000	400,000	0	800,000	0%

Robert Walsh	0	0	0	140,000	140,000	0	280,000	*

Jerry Lukasik	0	0	0	400,000	400,000	0	800,000	0%

Michael Benedum	0	0	0	100,000	100,000	0	200,000	0%

Edward B. Walsh	0	0	0	200,000	200,000	0	400,000	0%

L. Scott Donnelly	0	0	0	200,000	200,000	0	400,000	0%

Michael Amoruso	0	0	0	100,000	100,000	0	200,000	0%

Mitch Langstein	0	0	0	300,000	300,000	0	600,000	0%

Dr. Mark Kutner	0	0	0	400,000	400,000	0	800,000	0%

Jayne Lipkin	0	0	0	100,000	100,000	0	200,000	0%

Douglas Walsh	0	0	0	200,000	200,000	0	400,000	0%

Robert Huffman and Carol Huffman, JTWROS	0	0	0	100,000	100,000	0	200,000	0%

John W. Oakley, II	0	0	0	100,000	100,000	0	200,000	0%

John Oakley	0	0	0	600,000	600,000	0	1,200,000	0%

Lyn Rubenstein	0	0	0	100,000	100,000	0	200,000	0%

Ronald Glass	0	0	0	400,000	400,000	0	800,000	0%

John Harrison and Sharon L. Harrison, JTWROS	0	0	0	400,000	400,000	0	800,000	0%

David Crowley	0	0	0	40,000	40,000	150,000	230,000	0%

Angelique Prevost-Peters	0	0	0	100,000	100,000	0	200,000	0%

Stephen Ching	0	0	0	800,000	800,000	0	1,600,000	0%

Mitchell Day	0	0	0	200,000	200,000	0	400,000	0%

Mark D’Andrea	0	0	0	200,000	200,000	0	400,000	0%

Alan Greene	0	0	0	100,000	100,000	0	200,000	0%

Phyllis and David Harrison, JTWROS	0	0	0	100,000	100,000	0	200,000	0%

Richard Walter	0	0	0	200,000	200,000	0	400,000	0%

Baron Rowland	0	0	0	200,000	200,000	0	400,000	0%

Dr. Arnold Winston	0	0	0	100,000	100,000	0		200,000	0%

Stephen W. Garber Revocable Trust DTD 11/10/97, Stephen W. Garber, Trustee	0	0	0	200,000	200,000	0		400,000	0%

Colin Squire	0	0	0	100,000	100,000	0		200,000	*

Michael Reilly	0	0	0	100,000	100,000	0		200,000	0%

Wayne M. Tong	0	0	0	100,000	100,000	0		200,000	0%

Delaware Charter Tax ID# 51-0099593 FBO Paul V. Lundeen Roth IRA #8284-9843 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha NE 6811	0	0	0	100,000	100,000	100,000	(3)	300,000	*

Delaware Charter Tax ID# 51-0099593 FBO Edward Csapo IRA #5262-7466 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha NE 68114	0	0	0	40,000	40,000	0		80,000	0%

David and Diane Morgan	0	0	0	100,000	100,000	0	200,000	0%

The Schabarum Family Trust DTD 12/16/99, James P. Schabarum, II and Erin K. Schabarum, TTEEs	0	0	0	400,000	400,000	0	800,000	0%

Leland Sass	0	0	0	40,000	40,000	0	80,000	0%

Frank A. Hayden	0	0	0	40,000	40,000	0	80,000	0%

Delaware Charter Tax ID# 51-0099593 FBO Jaroslav Skala R/O IRA #2550-4500 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha NE 68114	0	0	0	40,000	40,000	0	80,000	0%

Mark A. Stratton	0	0	0	40,000	40,000	0	80,000	*

Heber Meeks	0	0	0	40,000	40,000	0	80,000	0%

Monomoy Partners, LLC	0	0	0	400,000	400,000	2,000,000	2,800,000	*

Delaware Charter Tax ID# 51-0099593 FBO Philip S. Forte R/O IRA #7728-5479 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha NE 68114	0	0	0	200,000	200,000	2,200,000	(4)	2,600,000	0%

Context Partners Fund, L.P.	0	0	400,000	0	8,152,734	0		8,552,734	1.52%

Focus Managed Accounts Fund Ltd.	0	0	400,000	0	3,488,986	0		3,888,986	*

AAR Accounts Family Limited Partnership	0	5,653,908	280,000	0	0	3,250,000		9,183,908	*

Abdallah Farrukh	0	0	100,000	1,000,000	1,000,000	5,000,000		7,100,000	*

Akanthos Arbitrage Master Fund L.P.	0	1,934,620	2,400,000	0	4,862,522	0		9,197,142	1.28%

Anthony V. Milone	0	323,588	300,000	0	0	0		623,588	*

Baoru Wang	374,994	0	2,000,000	0	0	20,000,000		22,374,994	2.03%

Basu Biosciences	200,004	536,934	800,000	0	0	0		1,536,938	*

Chen Zhang	374,994	0	2,000,000	0	0	0		2,374,994	*

Donald B. Hilliker, Jr.	0	0	60,000	40,000	40,000	100,000		240,000	*

Gavin Scotti	0	1,276,132	500,000	0	0	600,000		2,376,132	*

George Korkos	0	0	100,000	100,000	100,000	0		300,000	*

Health Alliance Network Defined Benefit Plan	0	536,934	740,000	0	0	0	1,276,934	*

Igor Voznenko	0	19,386	40,000	0	0	0	59,386	*

Jane Scotti	0	658,710	800,000	400,000	400,000	1,000,000	3,258,710	*

Laura Campbell	0	0	60,000	60,000	60,000	0	180,000	*

LMA SPC for and on behalf of the MAP87 Segregated Portfolio	0	1,036,282	1,600,000	0	0	0	2,636,282	*

Mark A. Walkotten & Susan M. Walkotten	0	0	40,000	60,000	60,000	200,000	360,000	*

Phil Wade	0	53,694	80,000	240,000	240,000	250,000	863,694	*

Ravi Bhardwaj	0	0	400,000	200,000	200,000	0	800,000	*

Robert E. Bellus & MaryAnn Bellus	0	268,468	100,000	00	0	0	368,468	*

Stephen Slawson	0	0	40,000	40,000	40,000	0	120,000	*

Steve & Mollie Crampin	0	134,234	140,000	0	0	0	274,234	*

Steven Nelson	0	1,073,866	800,000	2,100,000	0	0	3,973,866	1.19%

Stephen W. Lefkowitz	0	268,466	300,000	60,000	60,000	0	688,466	*

Tao Zhou	374,994	0	400,000	0	0	0	774,994	*

Steven E. Nelson Trust dated June 14, 1993, Steven E. Nelson TTEE	0	1,073,866	800,000	2,100,000	2,100,000	25,000,000	31,073,866	*

Paul Schneider	0	134,234	0	140,000	140,000	0	414,234	*

William L. Davis & Elizabeth Schulz Davis	0	0	100,000	100,000	100,000	0	300,000	*

John Quackenbush & Audrey Quackenbush, JTWROS	0	134,234	0	56,000	56,000	0	246,234	*

Phillip & Josephine M. Cole	0	0	40,000	200,000	200,000	0	440,000	*
Delaware Charter Tax ID # 51-0099593 FBO Kevin J. Harrington R/O IRA #5676-7105 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha NE 68114	0	0	0	400,000	400,000	0	800,000	*

Greywall Healthcare Partners, L.P.	681,998	0	0	2,000,000	2,000,000	6,500,000	11,181,998	*

Margery Scotti	200,004	805,400	0	400,000	0	0	1,405,404	*
Kevin Harrington	0	268,466	0	0	0	1,000,000	1,268,466	0%
Joseph Paresi	1,000,000	161,080	0	0	0	0	1,161,080	*
Janet Ballard	0	0	200,000	0	0	350,000	550,000	*
Denis Bowden	0	0	300,000	0	0	1,020,000	1,320,000	*
Peter Bowden	0	0	300,000	0	0	1,270,000	1,570,000	*
Brio Capital Master Fund Ltd.	0	505,400	0	0	0	2,000,000	2,505,400	*
Bowden Transportation Services RBS	0	0	200,000	0	0	1,390,000	1,590,000	*
Rosalind Capital Partners L.P.	0	0	1,000,000	0	0	1,500,000	2,500,000	0%
Rosalind Master Fund L.P.	0	0	1,000,000	0	0	1,000,000	2,000,000	0%
Stephen G. Saffery	0	0	60,000	0	0	100,000	160,000	*
Super-Tek, Inc.	0	0	400,000	0	0	400,000	800,000	*

*	Selling stockholder owns less than 1%.
(1)	Includes 9,000,000 shares of common stock held by William Langer Gokey, an individual with voting and dispositive power over the shares held by the selling stockholder.
(2)	Includes 100,000 shares of common stock held by Aleksandr Zolotuskiy, an individual.
(3)	Includes 100,000 shares of common stock held by Paul Lundeen, an individual.
(4)	Includes 2,200,000 shares of common stock held by Philip S. Forte, an individual.”

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (484) 713-6000 or our counsel, Cavas S. Pavri at Cozen O’Connor, at (215) 665-5542.

Sincerely,

/s/ Declan Daly
By:	Declan Daly
Chief Financial Officer